Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-1/A No. 333-180241) and related Prospectus of Ocean Rig UDW Inc. for the registration of 10,350,000 common shares and to the incorporation by reference therein of our report dated April 29, 2011 (except for the effects of the restatement discussed in the second paragraph of Note 2(z) to the consolidated financial statements and the financial statement schedule listed in Item 18.1, as to which the date is March 13, 2012), with respect to the consolidated financial statements and schedule of Ocean Rig UDW Inc., included in its Annual Report (Form 20-F) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AS

Stavanger, Norway

April 9, 2012